
November 25, 2022

Adam Sragovicz
Chief Financial Officer
Murphy Canyon Acquisition Corp.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

> **Re: Murphy Canyon Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 29, 2022**
> **File No. 001-41245**

Dear Adam Sragovicz:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction